SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Delek US Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

24665A103
(CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
16690 Collins Avenue, Suite PH-1
Sunny Isles Beach, FL 33160
(305) 422-4131

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on March 19, 2020 (the “Schedule 13D”), by CVR Energy, Inc., IEP Energy LLC, IEP Energy Holding LLC, American Entertainment Properties Corp., Icahn Building LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn (collectively, the "Reporting Persons"), with respect to the shares of common stock, par value $0.01 per share (“Shares”), of Delek US Holdings, Inc. (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On March 19, 2021, CVI issued a press release containing an open letter to the Chairman of the Board of the Issuer, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CVR ENERGY, INC. AND AFFILIATES FROM THE STOCKHOLDERS OF DELEK US HOLDINGS, INC. FOR USE AT THE 2021 ANNUAL MEETING OF STOCKHOLDERS OF DELEK US HOLDINGS, INC. WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF DELEK US HOLDINGS, INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE PRELIMINARY PROXY STATEMENT FILED BY CVR ENERGY, INC. AND AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 9, 2021.

Item 7. Material to be Filed as Exhibits

1 Press release issued by CVR Energy, Inc. on March 19, 2021.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2021

CVR ENERGY, INC.

By: /s/ Tracy D. Jackson
Name: Tracy D. Jackson
Title: Executive Vice President and Chief Financial Officer

IEP ENERGY LLC
By: IEP Energy Holding LLC
By: American Entertainment Properties Corp., its sole member

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

IEP ENERGY HOLDING LLC
By: American Entertainment Properties Corp., its sole member

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By: /s/ Irene March
Name: Irene March
Title: Vice President

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Amendment No. 5 to Schedule 13D – Delek US Holdings, Inc.]